UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition dated September 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 17, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 17, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

17 September 2008

BARCLAYS PLC

Barclays to acquire Indonesia’s Akita

Barclays has entered into an agreement to acquire PT Bank Akita (“Akita”). Akita is a small, privately-owned bank with ten outlets in three major cities in Indonesia. As at July 2008, Akita had total assets of IDR 959 billion (ca. £51m).

The acquisition of Akita is in line with Barclays stated strategy of increasing its exposure over time to emerging markets with good growth characteristics. The transaction is expected to complete in early 2009, after receipt of appropriate regulatory approvals.

- ENDS -

For further information please contact:

Barclays

Investor Relations                     Media Relations
Mark Merson                              Rob McIvor
+44 (0) 20 7116 6132                   +44 (0) 20 7116 8995

John McIvor                               Marc Hazelton

+44 (0) 20 7116 2929                   +44 (0) 20 7116 6040

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 14
7
,000 people. Barclays moves, lends, invest
s and protects money for over 42
 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

About
Akita

PT Bank
Akita
, established in 1990 and based in Jakarta, holds a general banking license and focuses mainly on the small and medium-sized business banking segments, offering transaction banking, lending and money transfer services.
In addition to their head office premises in
Jakarta
,
Akita
 has 4 branches (1 in
Bandung
, 1 in
Surabaya
 and 2 in
Jakarta
), 4 sub-branches (3 in
Jakarta
 and 1 in
Surabaya
) and 2 cash offices (both in
Jakarta
).

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition- a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.